Exhibit 99.3

Third Point LLC 390 Park Avenue New York, NY 10022 Tel 212 715 3880

October 2, 2013

Mr. William F. Ruprecht

Chairman, President and Chief Executive Officer

Sotheby’s

1334 York Avenue

New York, NY 10021

Dear Mr. Ruprecht:

Funds managed by Third Point LLC (“Third Point”) recently received Hart-Scott-Rodino approval to increase our stake in Sotheby’s (the “Company”) and now hold 9.3% of the outstanding shares, making us the Company’s largest shareholder. Notwithstanding Sotheby’s recent efforts – a belated announcement partially addressing poor capital allocation practices and the hiring of a new Chief Financial Officer – we remain concerned about its leadership, shareholder misalignment, strategic direction, and Board governance.

In particular, we are troubled by the Company’s chronically weak operating margins and deteriorating competitive position relative to Christie’s, as evidenced by each of the Contemporary and Modern art evening sales over the last several years. We are not persuaded by management’s explanation that Sotheby’s lower market share is due to uneconomic and predatory behavior by Christie’s to secure major works. Based on discussions with market participants, it is our understanding that it has been Sotheby’s who has most aggressively competed on margin, often by rebating all of the seller’s commission and, in certain instances, much of the buyer’s premium to consignors of contested works. We believe that Sotheby’s should be competing based on the quality of its service, its expertise, and ability to generate the highest possible price for its customer. Regrettably, we have concluded that Sotheby’s malaise is a result of a lack of leadership and strategic vision at its highest levels.

Pressing Issues at Sotheby’s

We acknowledge that you, Mr. Ruprecht, were an able steward for the Company following both the price fixing scandal in 2000 and the financial crisis in 2008. Unfortunately, you have not led the business forward in today’s art market. It is apparent to us from our meeting that you do not fully grasp the central importance of Contemporary and Modern art to the Company’s growth strategy, which is highly problematic since these are the categories expanding most rapidly among new collectors. This is not to say that Sotheby’s entire portfolio of art, antique, and collectible departments is not critically important – it is. However, Sotheby’s success will be defined in large part by its ability to generate sales and profits in Contemporary and Modern art, as this is where the greatest growth potential lies.

Our research suggests Sotheby’s crisis of leadership has created dysfunctional divisions and a fractured culture. There is a demoralizing recognition among employees that Sotheby’s is not at the cutting edge – demonstrated by the Company’s inability to even develop a coherent plan for an internet sales strategy, much less implement one. Sotheby’s is struggling internationally, lagging in newer markets like China and the Middle East, where Christie’s has established significant customer relationships. Similarly in private sales, while Sotheby’s has improved, it remains squarely behind its main rival. We believe that with proper management and sufficient resources, Sotheby’s has the potential to be a significant global player in the secondary sales market.

We have heard many excuses – but no good reasons – why Sotheby’s competitive position is deteriorating, such as: “Christie’s is buying market share and making uneconomic deals to make headlines,” or “Christie’s is private and doesn’t have to disclose its guarantees.” These pretexts are poor substitutes for the truth: despite its advantages of historical superiority, a more prestigious brand, and a publicly traded currency with which it can attract, motivate and reward top talent, Sotheby’s has languished while Christie’s has thrived.

Management’s Lack of Alignment with Shareholders

Emblematic of the Company’s misalignment with shareholder interests are both your own generous pay package and scant stock holdings by virtually all Board members. Third Point’s current stake represents nearly 10 times the number of fully-vested shares held by Sotheby’s directors and executive officers. Your personal holding of 152,683 shares, representing a mere 0.22% interest, is particularly noteworthy because you have been an employee of the Company since 1980 and its CEO since 2000.

In sharp contrast to your limited stock holdings is a generous package of cash pay, perquisites, and other compensation. We see little evidence justifying your 2012 total compensation of $6,300,399 in both salary and PSU awards valued at over $4 million, seemingly based on a mysterious target not disclosed in any of the Company’s public filings. Your compensation award compares quite favorably to companies offered as peers in your own proxy statement: $3.9 million for the CEO of Nordstrom Inc. and $6.1 million for the CEO of Tiffany & Co. – both companies more than three times the size of Sotheby’s – and yet Sotheby’s has clearly underperformed these “comparables”.

A review of the Company’s proxy statement reveals a perquisite package that invokes the long-gone era of imperial CEOs: a car allowance, coverage of tax planning costs, and reimbursement for membership fees and dues to elite country clubs. What example does this set for Sotheby’s hard-working employees, who see leaders at the top collecting guaranteed perks rather than rewards delivered for growing earnings? In our experience, skewed compensation programs approved by a Board with little oversight inevitably result in exactly the type of lackadaisical corporate culture evident at Sotheby’s today.

Limitations in Formulating and Executing Strategic Initiatives

Sotheby’s current “strategy” is puzzling. The Company has stated that it intends to focus on “top clients” and high value lots, and shun the lower value lots that your top competitor has effectively captured by leveraging new technologies. Despite this “focus”, Sotheby’s market share relative to Christie’s in items over $1 million actually trails its overall market share. Strategically, we cannot help but ask if ceding the market for lower value lots to your key rival has allowed them to generate profits and relationships with emerging collectors which they are using to compete against you at the top of the market. This is just one of many examples where a lack of leadership by a sleepy Board and overpaid executive team has resulted in missed new opportunities.

We are also troubled by the lack of expense discipline that has followed the financial crisis. The “Restructuring Plan” announced in 2007 targeted four areas, designed with the goal of “materially recalibrating Sotheby’s cost base.” This worked well when the Company battened down the hatches during the financial crisis and costs were significantly reduced. Yet, the absolute level of combined spending on these target areas – direct cost of services, marketing expenses, salaries and related costs, and general and administrative expenses – is now tracking in-line with peak 2007 levels despite revenues that are about 15% lower today. Of particular concern is the tens of millions of dollars spent annually on “professional fees” that never seem to result in any meaningful change in the way the business is operated. The one area you have managed to sustain some targeted cost savings is in “direct cost of services,” which may simply be a function of holding approximately one-third fewer auctions. That is hardly an accomplishment.

In the course of our investigation into the Company’s business practices, we came across numerous anecdotes of waste. Typical of the egregious examples was a story we heard of a recent offsite meeting consisting of an extravagant lunch and dinner at a famous “farm-to-table” New York area restaurant where Sotheby’s senior management feasted on organic delicacies and imbibed vintage wines at a cost to shareholders of multiple hundreds of thousands of dollars. We acknowledge that Sotheby’s is a luxury brand, but there appears to be some confusion – this does not entitle senior management to live a life of luxury at the expense of shareholders.

A Prescription for Repairing Sotheby’s

Sotheby’s is like an old master painting in desperate need of restoration. Auctions, private and internet sales all need to be reinvigorated or revamped. Sotheby’s global footprint must expand, and opportunities to exploit the Sotheby’s brand through adjacent businesses should be considered. Sotheby’s can also use its unique position and potential excess capital to judiciously take principal positions in works of art when doing so would not conflict with its clients’ interests.

As with any important restoration, Sotheby’s must first bring in the right technicians. Third Point is not only Sotheby’s largest shareholder but also has significant experience and a successful track record of serving on public company boards. I am willing to join the board immediately and help recruit several new directors who have experience increasing shareholder value, share a passion for art, understand technology and luxury brands, or have operated top-performing sales organizations. Importantly, our candidates would also better represent Sotheby’s expanding geographic footprint. We support the Company placing a designee from another large shareholder on the Board as well. Once installed, these new directors would determine what other steps are necessary to ensure that the Company benefits from the rigor and direction that comes with having an “owners’ perspective” in the boardroom.

It is also time, Mr. Ruprecht, for you to step down from your positions as Chairman, President and Chief Executive Officer and for the role of Chairman to be separated for your successor. While you were an able caretaker of Sotheby’s during times of crisis, you have not shown the innovation or inspiration the Company sorely needs to play offense today. Sotheby’s requires a CEO with sufficient knowledge of the global art markets to make critical decisions, who can move seamlessly around the globe building the business and strengthening client relationships. Respectfully, we do not see evidence that you are the right person to repair the Company and drive its growth in today’s dynamic global art market.

Therefore, once on the Board, it will be our top priority to commence a search for a new Chief Executive Officer from either within or outside the Company. Based on our due diligence and discussions with participants in the art market, there are at least two internal candidates for the CEO position who warrant serious consideration. We have already begun informal discussions with outside candidates and would welcome the opportunity to bring the internal candidates into a formal process.

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb

Chief Executive Officer

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